UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission File Number 0-21447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AdvancePCS Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, Texas 75039

REQUIRED INFORMATION

Financial Statements

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-2. The consent of PricewaterhouseCoopers, LLP to the incorporation by reference of these financial statements into AdvancePCS’s Form S-8 Registration Statement relating to the Plan (Reg. No. 333-64144) is set forth hereto as Exhibit 23.1

2

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AdvancePCS Savings Plan

Date: June 30, 2003	/s/ Denise Eisen
Denise Eisen Assistant Vice President Employee Benefits and Services

3

THE ADVANCEPCS SAVINGS PLAN

Index to Financial Statements

December 31, 2002 and 2001

Page
Index to Financial Statements		F-1
Report of Independent Auditors		F-2
(a)	Financial Statements
	Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	F-3
	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	F-4
	Notes to Financial Statements	F-5 — F-9
Supplemental Schedule
	Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2002 *	F-10

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulation for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)	Exhibit

Consent of Independent Auditors

Report of Independent Auditors

To the Participants and Administrator of

The AdvancePCS Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The AdvancePCS Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

June 17, 2003

THE ADVANCEPCS SAVINGS PLAN

Statement of Net Assets Available for Benefits

(amounts in thousands)

	December 31,
	2002	2001
Assets:
Investments, at fair value	$115,742	$119,567
Receivables:
Participant contributions	691	571
Employer contributions	305	274
Interest and dividends	2	2

Total assets	116,740	120,414
Liability:
Administrative expenses payable	91	8

Net assets available for benefits	$116,649	$120,406

The accompanying notes are an integral part of this financial statement.

THE ADVANCEPCS SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(amounts in thousands)

December 31, 2002
Additions to net assets attributed to:
Contributions:
Participant	$15,989
Employer	7,695

Total Contributions	23,684
Investment Income:
Interest and dividend income	1,060

Total additions	24,744
Deductions from net assets attributed to:
Net depreciation in fair value of investments	(17,824)
Participant withdrawals	(10,544)
Administrative expenses	(133)

Total deductions	(28,501)

Net decrease	(3,757)

Net assets available for benefits:
Beginning of year	120,406

End of year	$116,649

The accompanying notes are an integral part of this financial statement.

THE ADVANCEPCS SAVINGS PLAN

Notes to Financial Statements

1. Description of the Plan

The following description of the AdvancePCS (the “Company”) Savings Plan (the “Plan”) provides an overview of general plan provisions and is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions and qualifications.

General

The Plan is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In October 2000, Advance Paradigm completed an acquisition of PCS Holding Corporation and changed the name of the combined company to AdvancePCS.

Effective July 2001, the Company changed the name of The PCS Holding Corporation Savings Plan to The AdvancePCS Employee Savings Plan and the assets of the Advance Paradigm 401(k) Savings Plan (the “Legacy API Plan”) were transferred into this Plan. Concurrently, the following Plan provisions changed: the vesting of the company matching contributions was changed to 25% after one year, 25% per year thereafter and 100% after four years. The employer matching contribution was changed to be based on the participant’s years of service. Additional investment options were made available, including the Company Stock fund — AdvancePCS stock — and three lifestyle investment funds. The maximum amount a participant can contribute to the plan decreased to 17% of base pay, as defined by the Plan. The Plan’s web site was enhanced. The number of loans a participant could receive increased to two outstanding loans at any given time; and, the investment accounting method changed from a unitized method to a share accounting method providing participants with actual shares held in the equity and mutual fund accounts.

When the assets were transferred from the former Advance Paradigm 401(k) Savings Plan (the “Legacy API Plan”) to the Plan, participants were in a three week quiet period. During this time, employee and employer matching contributions continued, however no other activity was permitted. Prior to the merging of assets, the AdvancePCS Fund Advisory Committee reviewed the investment funds and mapped the assets from the Legacy API Plan to like funds in the Plan. Participants were given a six week advance notice of the activity and the opportunity to change those elections prior to and at the conclusion of the quiet period.

Effective January 2002, the name of the Plan was changed to The AdvancePCS Savings Plan.

Administration of the Plan

The Plan is administered by the Employee Benefits Committee, which is appointed by the Board of Directors of the Company. The Northern Trust Company (the “Trustee”) is Trustee of the Plan and has custody of the Plan assets. Trustee and investment management service fees are paid by the Plan. However, certain other administrative expenses paid by the Company on behalf of the Plan are not reimbursed by the Plan. Approximately $47,000 in unreimbursed administrative expenses were paid by the Company for the year ended December 31, 2002.

Eligibility

Full-time employees may elect to participate in the Plan on the date of hire. Part-time employees are eligible to participate in the Plan on the first day of the month following completion of one year of service.

Contributions

Participants contribute to the Plan by authorizing payroll deductions between 1% and 17% (changed from 19% on July 1, 2001) of base pay, as defined by the Plan, up to an overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”). Until July 1, 2001, the Company made matching contributions equal to 50% of the employee’s contributions up to the first 6% of employee contributions. On July 1, 2001, the contribution rate changed from 50% to a range of 60% to 120% based on the number of years of service. For grandfathered participants in the AdvancePCS Retirement Plan, the rate changed to 60% on July 1, 2001, regardless of years of service.

Year-end payroll deductions for participant contributions and the corresponding employer match that are not remitted to the Plan until after Plan year-end are recorded as receivables in the Plan financial statements. At December 31, 2002 and 2001, the employee contribution receivable was $691,000 and $571,000, respectively, and the employer contribution receivable was $305,000 and $274,000, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and allocations of Plan earnings. Allocations of earnings are based on participant account balances or earnings, as defined by the participant. The entitled benefit is the benefit that can be provided from the participant’s vested account.

Vesting

Participants in the Plan are immediately vested in their contributions, as well as any earnings thereon, and vest in the employer matching contributions at the rate of 25 percent for each year of employee service subject to limitations as discussed in the Plan agreement. Active participants with less than five years of service may not withdraw their vested employer contributions and related earnings until the amounts have been held by the Plan for 24 months.

Participant Loans

Participants may borrow from their fund account a minimum of $1,000 up to a maximum of the lesser of 50 percent of the amount of the participant’s vested balance, $50,000 or the sum of prior plan, rollover and salary reduction contributions. The loans are collateralized by the participant’s vested account and bear interest at the prime rate plus one percent. The loans are repaid through periodic payroll deductions and there is a maximum of two loans outstanding at a given time. The term of the loan may not exceed four years, unless the loan is to be used to acquire a principle residence, in which case the term may not exceed ten years. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable. The participant’s vested account may be used to repay the outstanding loan.

Distributions

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may select their deferred distribution method from various options available under the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject the provisions of ERISA and the IRC. In the event of the complete or partial termination of the Plan or the complete discontinuance of contributions thereto, the assets then held in the Trust on behalf of the affected employees, after provision for payment of expenses of liquidation, shall be fully vested and distributable in accordance with the provisions of the Plan.

Forfeited Accounts

At December 31, 2002 and 2001, forfeited non-vested accounts totaled $397,000 and $920,000, respectively, and are included in the investments balance in the Statement of Net Assets Available for Benefits. The Employee Benefits Committee determined that the forfeitures will be used to fund future employer contributions.

2. Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company continually evaluates the appropriateness of the amounts recorded and revises these estimates regularly. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options consisting of stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation

The Plan’s investments are stated at fair value based on quoted market prices. These investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits. Participant loans are valued at their outstanding balances, which approximate fair value. Investment transactions are accounted for as of the trade dates.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net (appreciation) depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized (appreciation) depreciation of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan holds no derivative financial instruments at December 31, 2002 and 2001, and does not currently engage in hedging activities.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Benefits Payable

Guidance for accounting and disclosure by employee benefit plans requires plans to disclose benefits payable rather than record them as a liability. Benefits payable to withdrawing participants were $77,000 and $100,000 at December 31, 2002 and 2001, respectively. This treatment results in a difference in net assets available for benefits between the Plan’s Form 5500 and these financial statements (See Note 6).

3. Income Tax Status

The Internal Revenue Service (the “IRS”) issued a favorable determination letter dated April 19, 2001 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan legal counsel believe that the Plan is currently designed and is being operated in compliance with applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. In October 2002, the Plan re-filed with the IRS to receive a new determination letter due to changes in legislative regulations and the July 2001 Plan amendments. The IRS has received the filing but has not issued a determination letter yet.

4. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets as of December 31, 2002 and 2001 are as follows (in thousands):

	December 31,
	2002	2001
Common Stock:
Eli Lilly & Company	$11,480	$16,263
Common Collective Trust Funds:
The Northern Trust Daily Stock Index Fund	16,485	20,677
The Northern Trust Stable Asset Fund	26,802	21,204
Registered Investment Companies:
The Northern Trust Focused Growth Fund	15,557	21,847
Fremont Diversified Global Fund	6,056	6,920
Dodge & Cox Income Fund	9,099	7,891
Northern Trust Small Cap Fund	6,488	5,710	*

Other (individually less than 5%)	23,775	19,055

Total Investments	$115,742	$119,567

*	Amount less than 5% of the Plan’s net assets at indicated date

For the year ended December 31, 2002, the Plan’s investments, including investments bought and sold, as well as held during the year, depreciated in fair value by $17,824,000, as follows (in thousands):

December 31, 2002
Common Stock	$4,399
Common Collective Trust Funds	3,765
Registered Investment Companies	9,660

Total	$17,824

5. Party-in-Interest Transactions

Certain Plan investments are held in funds managed by The Northern Trust Company. As discussed in Note 1, The Northern Trust Company is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan for trustee and investment management services provided by The Northern Trust Company amounted to approximately $117,000 and $194,000 for the years ended December 31, 2002 and 2001, respectively. Plan investments in the common stock of the Company also qualify as party-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500 (in thousands):

December 31, 2002
Net assets available for benefits per the financial statements	$116,649
Amounts allocated to withdrawing participants	(77)

Net assets available for benefits per the Form 5500	$116,572

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to Form 5500 (in thousands):

December 31, 2002
Benefits paid to participants per the financial statements	$10,544
Add: Amounts allocated to withdrawing participants at December 31, 2002	77
Less: Amounts allocated to withdrawing participants at December 31, 2001	(100)

Benefits paid to participants per Form 5500	$10,521

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

7. Subsequent Event

The Plan was amended, effective January 1, 2003, to provide for fully vested employer matching contributions in place of the prior plan provisions under which employer matching contributions vested over time. The Company now contributes matching contributions to each participant of 100% of the first 3% and 50% of the next 2% of the participant’s base earnings, as defined by the Plan, for each pay period.

THE ADVANCEPCS SAVINGS PLAN

EIN: 75-2493381

Plan #: 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2002

Parties in Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Common Stock:
*	AdvancePCS	203,530 units	$4,520,401
	Eli Lilly Company	180,789 units	11,480,102

	Loans to Participants	Interest rates range from 5.75% to 10.5%	3,065,256

	Common / Collective Trusts:
*	The Northern Trust Short-Term Investment Fund	1,091,113 units	1,091,113
	Invesco INTER Return	11,578 units	223,799
	Invesco Growth & Income Fund	56,005 units	1,036,095
	Invesco Maximum Appreciation Fund	36,456 units	612,463
*	The Northern Trust Stable Asset Fund	790,541 units	26,801,541
*	The Northern Trust Daily Stock Index Fund	719,860 units	16,484,798

	Registered Investment Companies:
*	The Northern Trust Small Cap	680,109 units	6,488,244
	Dodge and Cox Income Fund	712,498 units	9,098,595
	Dodge and Cox Open End Fund	62,946 units	5,542,432
	Fremont Diversified Global Fund	632,787 units	6,055,767
	Franklin Strategic Small-Mid Cap Growth Fund	36,864 units	809,174
	Janus Investment Overseas Fund	216,571 units	3,311,377
	Janus 20 Open End Fund	86,121 units	2,498,366
*	The Northern Trust Balance Portfolio Fund	102,174 units	1,065,673
*	The Northern Trust Focused Growth Fund	1,635,820 units	15,556,648

			$115,741,844

*	Denotes party-in-interest transactions

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of PricewaterhouseCoopers LLP